PRESS RELEASE

Banro Announces Record Q1 Production Results

Toronto, Canada – April 6, 2015 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") today announced its operating results for the first quarter of 2015.

COMPANY Q1 OPERATIONAL HIGHLIGHTS

•	Twangiza produced 35,943 ounces of gold in the first quarter of 2015, a 78% increase over Q1 2014 (20,137 ounces in Q1 2014), successfully managing the adverse impact of the rainy season.
•	Process plant throughput achieved 101% of the 1.7 million tonnes per annum (“Mtpa”) annualized design capacity and more importantly, 3 quarters of consistent incremental improvement.
•	Twangiza processed up to 28% of transition material to assist with the feed blend during the last two quarters, even though this material is not included in the Company’s mineral reserves.
•	Together, Twangiza and Namoya produced 45,197 ounces of gold during Q1 2015.

CORPORATE DEVELOPMENT UPDATE

•

The Company received US$20 million of the US$40 million from the Twangiza gold forward sale agreements and expects to close on the remaining funds, as well as the Namoya stream financing, in mid-April.

“Twangiza is performing well and achieved its third consecutive record quarterly gold production. Twangiza will be optimized in Q2 for operational improvement. Namoya is positioned to improve during Q2 2015 as we are ramping up ore production following the installation of the agglomeration stage (with cement added as a binder) into the Namoya heap leach circuit. The agglomeration drum is expected to allow for more efficient processing of the fines content of the Namoya ore and ensure more efficient reagent percolation in the heap process, leading to better gold recovery," commented Banro CEO and President John Clarke.

Twangiza Update

As a result of the management team’s diligence and ongoing drive for operational improvement, Twangiza’s mining and process plant delivered strong operating results despite the wet conditions typically experienced in the first quarter. Larger mine production allowed the operation to prioritize higher grade for processing, while ample dry stockpiles allowed for consistent throughput to optimize the quarterly plant throughput (428,844t), reaching the annualized design throughput of 1.7 Mtpa. Management plans, over the next 2 quarters, to continue to debottleneck the process to ensure this capacity can be maintained permanently, before pursuing higher targets.

Twangiza poured 10,635 ounces in January, 13,197 ounces in February and 12,111 ounces in March for a first quarter 2015 total of 35,943 ounces of gold. This is above the 2015 monthly average production guidance of 9,000 ounces per month as the operation moves into the dry season and easier working conditions for mine and plant operations.

The Company's preliminary 2015 first quarter production results for the Twangiza mine, in comparison to the same quarter of 2014 and the previous quarter in 2014 are as follows:

Operating Metrics	Units	Q1 2015	Q1 2014	% Change	Q4 2014	% Change	Full Year 2014	Full Year 2013	% Change
Total material mined	Tonnes	975,716	677,569	44%	969,062	1%	3,595,645	4,116,657	(13%)
Total ore mined	Tonnes	632,264	296,324	113%	556,856	14%	1,927,744	1,758,972	10%
Total ore milled	Tonnes	428,844	252,691	70%	370,881	16%	1,358,726	1,023,981	33%
Head grade	g/t Au	3.21	2.73	18%	3.01	7%	2.70	2.98	(9%)
Recovery	%	80.7	84.97	(5%)	81.4	(1%)	83.0	83.8	(1%)
Strip ratio	t:t	0.54	1.29	(58%)	0.74	(27%)	0.84	1.35	(38%)
Gold production	Ounces	35,943	20,137	78%	29,445	22%	98,184	82,591	19%

The Twangiza operation processed up to 28% transition material currently in the measured and indicated categories. This material performed well when mixed with the oxide reserves and hence provides the basis for some non-oxide material to be incorporated into the on-going updated NI 43-101 reserves and resources statement that is expected to be released later this month.

Namoya Update

The key objective for Namoya management in Q1 was to position itself to reach commercial completion by H2 2015. The Company had to modify its original ramp-up plans due to the financing delay (with financing having now been secured as reported in the Company’s February 27, 2015 press release). This included:

•

Pre-stripping Kakula reserve pit earlier than planned in order to open up more mining faces to improve flexibility in mine scheduling and provide additional time for the delivery of the mobile truck fleet that would commence waste stripping activities.

•

Commissioning of the agglomeration drum was done on January 27, 2015, 18 days ahead of the initial project completion date of mid-February 2015 as published in the Q4 2014 operations update. The installation and process tie in of the agglomeration drum impacted processing productivity for two weeks straddling January and February.

•

The completion of the drum, which was performed in-house, will allow the operations to focus on de-bottlenecking the heap leach operation, increasing speed and capacity of the conveying systems and begin the restart of the modified CIL plant.

There has been significant improvement in heap leach stacked tonnes during the first quarter of 2015 with 64,720 tonnes stacked in January, 87,441 tonnes stacked in February and 103,162 tonnes stacked in March for a first quarter 2015 total of 255,323 tonnes. Namoya poured 3,260 ounces in January, 2,687 ounces in February and 3,307 ounces in March for a first quarter 2015 total of 9,254 ounces of gold.

With the commissioning of the agglomeration circuit and debottlenecking during Q1 2015, it is anticipated that the gold production profile for the Namoya operations will rise incrementally from its current level of approximately 3,000 ounces per month achieved. With heap leach operations taking several months of continuous percolation to fully recover the leachable gold, the full benefits of the improvements to the heap leach circuit are expected to build up during Q2 2015 to a monthly gold production rate of 9,000 to 11,000 ounces per month during H2 2015.

The Company's preliminary 2015 first quarter production results for the Namoya mine, in comparison to the same quarter of 2014 and the previous quarter in 2014 are as follows:

Operating Metrics	Units	Q1 2015	Q1 2014	Q4 2014
Total ore mined	Tonnes	178,800	253,853	343,753
Total ore stacked	Tonnes	255,323	129,372	218,248
Head grade	g/t Au	1.97	1.91	2.33
Strip ratio	t:t	2.93	1.81	1.08
Gold production	Ounces	9,254	3,362	8,791

The production growth of the two operations combined with the improved cash flow and corporate financing, during Q1 2015 in particular, provides a strong foundation for maintaining steady state production at Twangiza and properly ramping up at Namoya to commercial production steady state.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza mine, which began commercial production September 1, 2012, and completion of its second gold mine at Namoya located approximately 200 kilometres southwest of the Twangiza gold mine. The Company’s longer term objectives include the development of two additional major, wholly-owned gold projects, Lugushwa and Kamituga. The four projects, each of which has a mining license, are located along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo (the “DRC”). Led by a proven management team with extensive gold and African experience, the initial focus of the Company is on the mining of oxide material, which has a low capital intensity to develop but also attracts a lower technical and financial risk to the Company. All business activities are followed in a socially and environmentally responsible manner.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "Measured", "Indicated", and "Inferred" "Resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Cautionary Note Concerning Mineral Resource and Mineral Reserve Estimates

The Company’s Mineral Resource and Mineral Reserve figures are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that Mineral Resource and Mineral Reserve estimates are well established, by their nature Mineral Resource and Mineral Reserve estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. There is no certainty that Mineral Resources can be upgraded to Mineral Reserves through continued exploration.

Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances). Inferred Mineral Resources are excluded from estimates forming the basis of a feasibility study.

Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of the closing of the Twangiza gold forward sale and Namoya stream transactions, future gold production (including the timing thereof), costs, cash flow and gold recoveries, Mineral Resource and Mineral Reserve estimates, potential Mineral Resources and Mineral Reserves and the Company’s development and exploration plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: failure to complete the Twangiza gold forward sale and Namoya stream transactions; uncertainty of estimates of capital and operating costs, production estimates and estimated economic return of the Company’s projects; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 29, 2014 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

For further information, please visit our website at www.banro.com, or contact:
Joel Friedman, Manager, Finance,
+1 (416) 366-3396
+1-800-714-7938, Ext. 3396
info@banro.com,